Morgan Stanley Dean Witter Municipal Income Trust III


Item 77.C.     Matters Submitted to a Vote of Security Holders

      On June 22, 1999 the Annual Meeting of the Trust's Shareholders was held to vote upon the election of Trustees, ratification of the selection of PricewaterhouseCoopers LLP, and a Shareholder proposal to amend the Trust's Declaration of Trust to require each Trustee, within thirty days of election, to become a Shareholder of the Trust. The vote on the Shareholder proposal was as follows:



For:  1,356,322           Against: 1,631,956             Abstain:
302,784